Exhibit 99.1

Check-Cap Announces Reverse Share Split

ISFIYA, Israel, August 7, 2026 (GLOBE NEWSWIRE) -- Check-Cap Ltd. (“Check-Cap” or the “Company”) (NASDAQ: MBAI) today announced a 1-for-7 reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares.

The Company’s Board of Directors approved the Reverse Share Split on July 31, 2026, and the Company obtained shareholder approval for the Reverse Share Split at its Annual General Meeting of Shareholders held on November 14, 2025.

The Company’s ordinary shares will continue to trade on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MBAI” and will begin trading on a split-adjusted basis when the market opens on August 12, 2026. The new CUSIP number for the Company’s ordinary shares following the Reverse Share Split will be M6S83C106.

The Reverse Share Split will adjust the number of issued and outstanding ordinary shares from approximately 9,463,062 shares to approximately 1,351,866 shares. Every seven (7) issued and outstanding ordinary shares of the Company as of the effective time of the Reverse Share Split will be consolidated into one (1) ordinary share.

No fractional shares will be issued in connection with the Reverse Share Split. All fractional shares will be rounded up to the nearest whole ordinary share. Equiniti Trust Company, LLC is acting as transfer and exchange agent for the Reverse Share Split. Registered shareholders are not required to take any action to receive post-Reverse Share Split shares. Shareholders who are holding their shares in electronic form at brokerage firms need not take any action as the effect of the Reverse Share Split will automatically be reflected in their brokerage accounts.

Additional information about the Reverse Share Split can be found in the Company’s Reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2025, November 4, 2025, and November 17, 2025, which are available free of charge at the SEC’s website, www.sec.gov.

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: MBAI) is a technology company executing a strategic transformation through its shareholder-approved merger with MBody AI. Upon completion, Check-Cap expects to become a publicly traded leader in embodied artificial intelligence, delivering enterprise-grade AI orchestration for robotic systems across hospitality, gaming, commercial real estate, healthcare, and data center operations.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A registration statement relating to securities of the Company has been filed with the SEC but has not yet become effective. The securities covered by that registration statement may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Neither the SEC nor any state securities commission has approved or disapproved of such securities or passed upon the accuracy or adequacy of the registration statement.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the effectuation of the Reverse Share Split. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the ability to complete the merger with MBody AI on the anticipated timeline or at all, integration risks, customer concentration risks, market conditions, the risk that MBody AI’s provisional patent application may not mature into an issued or enforceable patent, the Company’s ability to satisfy the eligibility requirements for Form F-3 (including the baby shelf instructions) and limitations on the amount of securities that may be sold thereunder, and other factors described in the Company’s filings with the SEC. The Company undertakes no obligation to update forward-looking statements except as required by law.

Investor Relations Contact and Media Contact

Investor Relations:
Lytham Partners, LLC
602-889-9700
ir@mbody.ai

Media Contact:
Core IR
ir@mbody.ai